File No. 812-[_____]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.SP.; JADE SEC S.C.SP.; KALLE SEC S.C.S.; KKPE I 2025 S.C.SP.; LPES SEC S.C.SP.; LPIS SEC S.C.SP.; MULDE SEC S.C.S.; NAAB SEC S.C.SP.; PE PC A S.C.SP.; REMS SEC S.C.S.; TAUBER SEC S.C.SP.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED; WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE

EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP. SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC - CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

1133 Avenue of the Americas, New York,

NY 10036

All Communications, Notices and Orders to:

Gregory Davis, Esq.

Ropes & Gray LLP

One Maritime Plaza, Suite 1800 300 Clay Street

San Francisco, CA US 94111-3404

(415) 315-6327

gregory.davis@ropesgray.com

Christopher Labosky, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA US 02199-3600

(617) 235-4562

Christopher.labosky@ropesgray.com

Copies to:

Joanna Gerstner

LGT Capital Partners (USA) Inc.

1133 Avenue of the Americas, New York,

NY 10036

joanna.gerstner@lgtcp.com

July 8, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D;	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.SP.; JADE SEC S.C.SP.; KALLE SEC S.C.S.; KKPE I 2025 S.C.SP.; LPES SEC S.C.SP.; LPIS SEC S.C.SP.; MULDE SEC S.C.S.; NAAB SEC S.C.SP.; PE PC A S.C.SP.; REMS SEC S.C.S.; TAUBER SEC S.C.SP.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED; WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNICROWN ALTERNATIVE INVESTMENTS SPC - CROWN STIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER

S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP. SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC - CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV -

CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

1133 AVENUE OF THE AMERICAS, NEW

YORK, NY 10036, File No. 812-[_____] :

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•

Invesco Private Markets Total Allocation Fund (the “Fund”), a Delaware statutory trust, that has declared in its certificate of trust its intention to register as an investment company under the 1940 Act and intends, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act;

•	LGT Capital Partners Ltd., a Swiss exempt reporting adviser (ERA) organized under the laws of Switzerland, on behalf of itself and its successors[2];

•

LGT Capital Partners (USA) Inc. (“LGT”), a Delaware corporation and registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), on behalf of itself and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	LGT Capital Partners (Ireland) Limited, an Irish investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

•	LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

•

LGT Capital Partners (U.K.) Limited, a UK investment adviser that is a foreign private adviser, on behalf of itself and its successors (together with LGT Capital Partners Ltd., LGT, LGT Capital Partners (Ireland) Limited, and LGT Capital Partners (Asia-Pacific) Ltd., the “Existing Advisers”);

•

Invesco Private Markets Total Allocation TB I, LLC and Invesco Private Markets Total Allocation TB II, LLC (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Fund; and

•

The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the Act (the “Existing Affiliated Funds”; together with the Fund and the Advisers, the “Applicants”).[3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

•

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

[4]

“Regulated Fund” means the Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

To the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. The Fund

The Fund is a closed-end management investment company organized as a Delaware statutory trust that has declared in its certificate of trust its intention to register as an investment company under the Act. The fund intends to register as a non-diversified, closed-end management investment company under the Act within 180 days of its first issuance of shares of beneficial interest and, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. 9

The Fund’s investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Fund intends to invest in a broadly diversified portfolio of private asset investments focused on the following asset classes: private equity, private credit, real assets and hedge funds.

B. The Existing Advisers

LGT Capital Partners Ltd., a Swiss entity organized under the laws of Switzerland with its principal office in Pfäffikon, Switzerland, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75606) and is regulated by the Swiss Financial Market Supervisory Authority (FINMA). LGT Capital Partners Ltd. is ultimately owned by LGT Group Foundation through a chain of intermediate holding companies, including LGT Holding Denmark ApS, LGT UK Holdings Ltd., and LGT Group Holding Ltd.

LGT Capital Partners (USA) Inc. (“LGT”), a Delaware corporation with its principal office at 1133 Avenue of the Americas, 30th Floor, New York, NY 10036, is an investment adviser registered with the Commission under the Advisers Act (SEC File No. 801-74255). LGT is a wholly-owned subsidiary of LGT Capital Partners Ltd. LGT expects to be appointed as sub-adviser to the Fund pursuant to the terms of a sub-advisory agreement with Invesco Advisers, Inc. prior to registration of the Fund under the 1940 Act. LGT also serves as investment adviser to certain of the Existing Affiliated Funds. Certain employees of foreign affiliates of LGT serve as “associated persons” of LGT within the meaning of Section 202(a)(17) of the Advisers Act.

LGT Capital Partners (Ireland) Limited, an Irish entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75610) and is regulated by the Central Bank of Ireland. LGT Capital Partners (Ireland) Limited is an affiliate of LGT Capital Partners Ltd. and serves as investment manager to certain of the Existing Affiliated Funds.

[9]

The Fund has been organized as a Delaware statutory trust and intends to commence investment operations as a private fund, excluded from the definition of “investment company” under Section 3(c)(7) of the 1940 Act. Prior to the Fund’s registration under the 1940 Act, the Fund’s investment portfolio will be managed under the direction of the Fund’s two initial trustees: Invesco Advisers, Inc. and LGT. In advance of registration under the 1940 Act, the two initial trustees will appoint a board of trustees whose composition is consistent with the requirements under the 1940 Act and resign as trustees. The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-96269) and is regulated by the Hong Kong Securities and Futures Commission. LGT Capital Partners (Asia-Pacific) Ltd. is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

LGT Capital Partners (U.K.) Limited, an entity organized under the laws of England and Wales, is a foreign private adviser and is regulated by the United Kingdom’s Financial Conduct Authority (FCA). LGT Capital Partners (U.K.) Limited is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

C. Existing Affiliated Funds

Each Existing Affiliated Fund is a separate and distinct legal entity that, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the Act. A complete list of the Existing Affiliated Funds is included in Appendix A.10

Under the terms of an investment advisory agreement in respect of the Fund and each Existing Affiliated Fund, respectively, the Advisers will, among other things, manage or sub-advise the investment portfolio, direct or assist with purchases and sales of portfolio securities and report thereon to the Fund’s and the Existing Affiliated Fund’s officers and directors/trustees regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[10]	In the future, an Existing Affiliated Fund may register as an investment company under the Act and, if so registered, will be considered a Regulated Fund for purpose of this application.
[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). All Existing Advisers are under common control of LGT Group Foundation, or are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the board of directors (the “Board”) of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of Conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7. Board Oversight

(a) Each Regulated Fund’s trustees will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Gregory Davis, Esq.

Ropes & Gray LLP

One Maritime Plaza, Suite 1800

300 Clay Street

San Francisco, CA US 94111-3404

(415) 315-6327

gregory.davis@ropesgray.com

Christopher Labosky, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA US 02199-3600

(617) 235-4562

Christopher.labosky@ropesgray.com

[21]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corp et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025)(notice), Release No. IC-35588 (May 14, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Gladstone Alternative Income Fund, et al. (File No. 812-15806), Release No. IC-35737 (Sept. 4, 2025) (notice), Release No. IC-35773 (Sept. 30, 2025) (order) and Cypress Creek Private Strategies Master Fund, LP, et al. (File No. 812-15899), Release No. IC-36074 (April 1, 2026) (notice), Release No. IC-36131 (April 28, 2026) (order).

Please address a copy of any communications, concerning this Application, the Notice, and the Order to:

Joanna Gerstner LGT Capital Partners (USA) Inc. 1133 Avenue of the Americas, New York, NY 10036 joanna.gerstner@lgtcp.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of Trustees of the Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of a trust agreement, advisory agreement or otherwise; and that all actions by trustees, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of July, 2026.

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By:	Invesco Advisers, Inc.,
Title:	Trustee

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Assistant Secretary

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By:	/s/ David Andryc
Name:	David Andryc
Title:	President

By:	/s/ Joanna Gerstner
Name:	Joanna Gerstner
Title:	Chief Compliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By:	/s/ Konrad Bächinger
Name:	Konrad Bächinger
Title:	Director

By:	/s/ Anton Koch
Name:	Anton Koch
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Alternate Director

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By:	/s/ Werner von Baum
Name:	Werner von Baum
Title:	Director

By:	/s/ Roberto Paganoni
Name:	Roberto Paganoni
Title:	Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
FONDA II, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

By:	/s/ Celia Zacharias
Name:	Celia Zacharias
Title:	Manager of General Partners

By:	/s/ David Andryc
Name:	David Andryc
Title:	Manager of General Partners

EUBA S.À R.L.

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)
RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By:	/s/ Desmond Tobin
Name:	Desmond Tobin
Title:	Director

By:	/s/ David Howley
Name:	David Howley
Title:	Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By:	/s/ Desmond Tobin
Name:	Desmond Tobin
Title:	Director

By:	/s/ David Howley
Name:	David Howley
Title:	Director

LGWP LTD.

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

AETERNUM S.A. SICAV-FIS

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director

By:	/s/ Anja-Isabel Bohnen
Name:	Anja-Isabel Bohnen
Title:	Director

BASSANO SEC LTD.

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

BLACK SEC II LLC - SERIES D

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO
CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

ADLER III LP

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director of General Partners

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

ELDE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

GPE FUND 3 LP

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director of General Partners

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

HASE SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

JADE SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

KALLE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

KKPE I 2025 S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

LPES SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

LPIS SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

MULDE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

NAAB SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

PE PC A S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

REMS SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

TAUBER SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

THUNE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

CORRIB SEC LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By:	/s/ David Howley
Name:	David Howley
Title:	Director

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By:	/s/ Iain Hall
Name:	Iain Hall
Title:	Director

By:	/s/ Roy Riley
Name:	Roy Riley
Title:	Director

MOY SEC LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Roy Riley
Name:	Roy Riley
Title:	Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF
AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.
CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.
CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Robert Schlachter
Name:	Robert Schlachter
Title:	Director of the General Partners

DELFIN PRIVATE EQUITY S.C.SP.

DW PE EVERGREEN S.C.SP.

ES EVERGREEN SCSP

HP SPECIAL INVESTMENT FUND S.C.SP.

IOOF EVERGREEN S.C.SP.

LGPC SEC S.C.SP.

LGPE SEC S.C.SP.

LGPI SEC S.C.SP.

LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.

LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.

LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)

LMA RE US DIRECT SEC S.C.SP.

NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND

PALACE SCA SICAV-RAIF

SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.

SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director of General Partners

KVW PEL S.A. SICAV-RAIF PE1-VAL S.A., SICAV-RAIF PEYTO II S.A., SICAV-RAIF PFA PE S.C.SP. SICAV-RAIF

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director of General Partners

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND CROWN ALPHA PLC - CROWN TRE SUB-FUND CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

GLYDE SEC LTD.

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

LPCRES SEC LIMITED

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

FUSION PRIVATE DEBT EVERGREEN ILP

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

LMA PRIVATE DEBT MASTER ILP LMA PRIVATE EQUITY MASTER ILP LMA PRIVATE INFRASTRUCTURE MASTER ILP

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By:	/s/ Thomas Weber
Name:	Thomas Weber
Title:	Director

By:	/s/ Pierre-André Wirth
Name:	Pierre-André Wirth
Title:	Director

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated July 8, 2026, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By:	Invesco Advisers, Inc.,
Title:	Trustee

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Assistant Secretary

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By:	/s/ David Andryc
Name:	David Andryc
Title:	President

By:	/s/ Joanna Gerstner
Name:	Joanna Gerstner
Title:	Chief Compliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By:	/s/ Konrad Bächinger
Name:	Konrad Bächinger
Title:	Director

By:	/s/ Anton Koch
Name:	Anton Koch
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Alternate Director

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By:	/s/ Werner von Baum
Name:	Werner von Baum
Title:	Director

By:	/s/ Roberto Paganoni
Name:	Roberto Paganoni
Title:	Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
FONDA II, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

By:	/s/ Celia Zacharias
Name:	Celia Zacharias
Title:	Manager of General Partners

By:	/s/ David Andryc
Name:	David Andryc
Title:	Manager of General Partners

EUBA S.À R.L.

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)
RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By:	/s/ Desmond Tobin
Name:	Desmond Tobin
Title:	Director

By:	/s/ David Howley
Name:	David Howley
Title:	Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By:	/s/ Desmond Tobin
Name:	Desmond Tobin
Title:	Director

By:	/s/ David Howley
Name:	David Howley
Title:	Director

LGWP LTD.

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

AETERNUM S.A. SICAV-FIS

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director

By:	/s/ Anja-Isabel Bohnen
Name:	Anja-Isabel Bohnen
Title:	Director

BASSANO SEC LTD.

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

BLACK SEC II LLC - SERIES D

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO
CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

ADLER III LP

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director of General Partners

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

ELDE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

GPE FUND 3 LP

By:	/s/ Alison Lomax
Name:	Alison Lomax
Title:	Director of General Partners

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director of General Partners

HASE SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

JADE SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

KALLE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director of General Partners

KKPE I 2025 S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

LPES SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

LPIS SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

MULDE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

NAAB SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

PE PC A S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director of General Partners

REMS SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

TAUBER SEC S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Pietro Longo
Name:	Pietro Longo
Title:	Director of General Partners

THUNE SEC S.C.S.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Hans Markvoort
Name:	Hans Markvoort
Title:	Director

CORRIB SEC LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By:	/s/ David Howley
Name:	David Howley
Title:	Director

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By:	/s/ Iain Hall
Name:	Iain Hall
Title:	Director

By:	/s/ Roy Riley
Name:	Roy Riley
Title:	Director

MOY SEC LIMITED

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Roy Riley
Name:	Roy Riley
Title:	Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF
AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.
CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.

CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Robert Schlachter
Name:	Robert Schlachter
Title:	Director of General Partners

DELFIN PRIVATE EQUITY S.C.SP.
DW PE EVERGREEN S.C.SP.
ES EVERGREEN SCSP
HP SPECIAL INVESTMENT FUND S.C.SP.
IOOF EVERGREEN S.C.SP.
LGPC SEC S.C.SP.
LGPE SEC S.C.SP.
LGPI SEC S.C.SP.
LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.
LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.
LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)
LMA RE US DIRECT SEC S.C.SP.
NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND
PALACE SCA SICAV-RAIF
SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.
SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director of General Partners

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director of General Partners

KVW PEL S.A. SICAV-RAIF
PE1-VAL S.A., SICAV-RAIF
PEYTO II S.A., SICAV-RAIF
PFA PE S.C.SP. SICAV-RAIF

By:	/s/ Olivier Ries
Name:	Olivier Ries
Title:	Director

By:	/s/ Claude Radoux
Name:	Claude Radoux
Title:	Director

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND
CROWN ALPHA PLC - CROWN TRE SUB-FUND
CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND

By:	/s/ Frank Sheedy
Name:	Frank Sheedy
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

GLYDE SEC LTD.

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

By:	/s/ Kathryn O’Driscoll
Name:	Kathryn O’Driscoll
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

LPCRES SEC LIMITED

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director

By:	/s/ Sivakumar Sethuraman
Name:	Sivakumar Sethuraman
Title:	Director

FUSION PRIVATE DEBT EVERGREEN ILP

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

LMA PRIVATE DEBT MASTER ILP
LMA PRIVATE EQUITY MASTER ILP
LMA PRIVATE INFRASTRUCTURE MASTER ILP

By:	/s/ Ronan O’Dea
Name:	Ronan O’Dea
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By:	/s/ Kevin O’Sullivan
Name:	Kevin O’Sullivan
Title:	Director of General Partners

By:	/s/ Michael Tonner
Name:	Michael Tonner
Title:	Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE
LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM
LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By:	/s/ Thomas Weber
Name:	Thomas Weber
Title:	Director

By:	/s/ Pierre-André Wirth
Name:	Pierre-André Wirth
Title:	Director

Appendix A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Adviser.

Existing Affiliated Funds	Adviser

Adler III LP	LGT Capital Partners (Ireland) Limited

Aeternum S.A. SICAV-FIS	LGT Capital Partners (Ireland) Limited

Alpina SMRS Hybrid, L.P. (Series A)	LGT Capital Partners (USA) Inc.

Alpina SMRS Hybrid, L.P. (Series B)	LGT Capital Partners (USA) Inc.

AS Private Equity S.C.Sp. SICAV-RAIF (2026 Fund)	LGT Capital Partners (Ireland) Limited

Bassano SEC Ltd.	LGT Capital Partners Ltd.*

Beta SEC Designated Activity Company	LGT Capital Partners (Ireland) Limited

BETA SEC II DAC	LGT Capital Partners (U.K.) Limited

Black Sec II LLC - Series D	LGT Capital Partners Ltd.*

Carra SEC Limited	LGT Capital Partners (U.K.) Limited

CENGAL Private Equity Investments IV PLC	LGT Capital Partners (Ireland) Limited

Corrib SEC Limited	LGT Capital Partners Ltd.*

Crown A GENERIX plc - LGT Crown Diversified Trend Sub Fund	LGT Capital Partners Ltd.

Crown A GENERIX plc - LGT Crown Systematic Trading Sub-Fund	LGT Capital Partners Ltd.

Crown Alpha plc - Crown Fusion Sub-Fund	LGT Capital Partners Ltd.

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser

Crown Alpha plc - Crown Tre Sub-Fund	LGT Capital Partners Ltd.

Crown Alpha plc - LGT Crown Alpha Sub-Fund	LGT Capital Partners Ltd.

Crown Alternative Investments SPC - Crown Falcon Segregated Portfolio	LGT Capital Partners Ltd.

Crown Alternative Investments SPC - Crown Huron Segregated Portfolio	LGT Capital Partners Ltd.

Crown Asia Secondaries S.C.S.	LGT Capital Partners (Ireland) Limited

Crown Asia-Pacific Private Equity V Master SCSp	LGT Capital Partners (Ireland) Limited

Crown Asia-Pacific Private Equity VI Alt S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Asia-Pacific Private Equity VI Master S.C.S.	LGT Capital Partners (Ireland) Limited

Crown CLO Equity I S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Co-Investment Opportunities III B S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Discovery Opportunities II S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Global Opportunities IX Master S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Growth Opportunities IV SCSp-RAIF (Global Sub-Fund)	LGT Capital Partners (Ireland) Limited

Crown Growth Opportunities V S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Impact II Master S.C.Sp.	LGT Capital Partners (Ireland) Limited

Crown Phoenix SPC - Crown Efficient Trend Segregated Portfolio	LGT Capital Partners Ltd.

Existing Affiliated Funds	Adviser

Crown Phoenix SPC - Crown LAC Segregated Portfolio	LGT Capital Partners Ltd.

Crown Premium Opportunistic Strategies II S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

Crown Premium Opportunistic Strategies III S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

CROWN PREMIUM Private Equity IX Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

CROWN PREMIUM Private Equity X Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

Crown Secondaries Special Opportunities III B SCSp	LGT Capital Partners (Ireland) Limited

Crown Secondary Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited

CS Special Investments S.C.Sp.	LGT Capital Partners (Ireland) Limited

Delfin Private Equity S.C.Sp.	LGT Capital Partners (Ireland) Limited

DELVIN SEC LIMITED	LGT Capital Partners Ltd.*

DUFF SEC LIMITED	LGT Capital Partners Ltd.*

DW PE Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited

Elde SEC S.C.S.	LGT Capital Partners Ltd.*

ES Evergreen SCSp	LGT Capital Partners (Ireland) Limited

Euba S.à r.l.	LGT Capital Partners Ltd.*

FLURRY SEC LIMITED	LGT Capital Partners Ltd.*

Fonda II, LP	LGT Capital Partners (USA) Inc.

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser

Fusion Private Debt Evergreen ILP	LGT Capital Partners (Ireland) Limited

Glyde SEC Ltd.	LGT Capital Partners (U.K.) Limited

GPE Fund 3 LP	LGT Capital Partners (Ireland) Limited

Hase SEC S.C.Sp.	LGT Capital Partners Ltd.*

HP Special Investment Fund S.C.Sp.	LGT Capital Partners (Ireland) Limited

IOOF Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited

Jade SEC S.C.Sp.	LGT Capital Partners Ltd.*

Kalle SEC S.C.S.	LGT Capital Partners Ltd.*

KKPE I 2025 S.C.Sp.	LGT Capital Partners (Ireland) Limited

KVW PEL S.A. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

LA Solutions I LP (Series A)	LGT Capital Partners (USA) Inc.

LA Solutions I LP (Series B)	LGT Capital Partners (USA) Inc.

LGPC SEC S.C.Sp.	LGT Capital Partners Ltd.*

LGPE SEC S.C.Sp.	LGT Capital Partners Ltd.*

LGPI SEC S.C.Sp.	LGT Capital Partners Ltd.*

LGT Funds Platform ICAV - Crown Endowment Alpha Sub-Fund	LGT Capital Partners Ltd.

LGT Funds Platform ICAV - Crown KK Systematic Sub-Fund	LGT Capital Partners Ltd.

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser

LGT Funds Platform ICAV - Crown LION Sub-Fund	LGT Capital Partners Ltd.

LGT Funds Platform ICAV - Crown Liquid Alternatives Sub-Fund	LGT Capital Partners Ltd.

LGT Funds Platform ICAV - Crown Opportunistic Equity HFs Sub-Fund	LGT Capital Partners Ltd.

LGT Funds Platform ICAV - Crown Thor Sub-Fund	LGT Capital Partners Ltd.

LGT Global Private Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited

LGT Global Private Infrastructure Master S.C.Sp.	LGT Capital Partners (Ireland) Limited

LGT Portfolio Invest SICAV - Equity Active	LGT Capital Partners Ltd.

LGT Portfolio Invest SICAV - Equity Active EM	LGT Capital Partners Ltd.

LGT Portfolio Invest SICAV - Equity Defensive	LGT Capital Partners Ltd.

LGWP Ltd.	LGT Capital Partners Ltd.*

Liberty PE Fund SCSp SICAV RAIF (2024 Sub-Fund)	LGT Capital Partners (Ireland) Limited

LMA Private Debt Master ILP	LGT Capital Partners (Ireland) Limited

LMA Private Equity Master ILP	LGT Capital Partners (Ireland) Limited

LMA Private Infrastructure Master ILP	LGT Capital Partners (Ireland) Limited

LMA RE US Direct SEC S.C.Sp.	LGT Capital Partners Ltd.*

LPCRES SEC Limited	LGT Capital Partners Ltd.*

LPES SEC S.C.Sp.	LGT Capital Partners Ltd.*

LPIS SEC S.C.Sp.	LGT Capital Partners Ltd.*

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser

Moy SEC Limited	LGT Capital Partners Ltd.*

Mulde SEC S.C.S.	LGT Capital Partners Ltd.*

Naab SEC S.C.Sp.	LGT Capital Partners Ltd.*

NZ Super SMA S.C.Sp. SICAV-RAIF - 2025 Sub-Fund	LGT Capital Partners (Ireland) Limited

Palace SCA SICAV-RAIF	LGT Capital Partners (Ireland) Limited

PE PC A S.C.Sp.	LGT Capital Partners (Ireland) Limited

PE1-VAL S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited

PEYTO II S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited

PFA PE S.C.Sp. SICAV-RAIF	LGT Capital Partners (Ireland) Limited

PKE Private Credit Limmern I.L.P.	LGT Capital Partners (Ireland) Limited

Raiden Global ICAV (2026 Fund)	LGT Capital Partners (Ireland) Limited

Raiden Global ICAV (Overflow Fund)	LGT Capital Partners (Ireland) Limited

Raiden Global ICAV (Select 2025 Fund)	LGT Capital Partners (Ireland) Limited

Raiden Global Private Debt I.L.P. (2026 Private Debt Fund)	LGT Capital Partners (Ireland) Limited

Rems SEC S.C.S.	LGT Capital Partners Ltd.*

Rye SEC Limited	LGT Capital Partners Ltd.*

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser

SAI Private Equity Investments II S.C.Sp.	LGT Capital Partners (Ireland) Limited

SAI Private Equity Investments III S.C.Sp.	LGT Capital Partners (Ireland) Limited

Seventh Private Equity Investments plc - Seventh Private Equity Portfolio IV Sub-Fund	LGT Capital Partners (Ireland) Limited

Tauber SEC S.C.Sp.	LGT Capital Partners Ltd.*

Thune SEC S.C.S.	LGT Capital Partners Ltd.*

WBY SEC Ltd.	LGT Capital Partners Ltd.*

*	The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Appendix B

Action by Written Consent of the Trustee

July 8, 2026

WHEREAS, the undersigned Trustee has reviewed the form of exemptive application of the Invesco Private Markets Total Allocation Fund (the “Fund”) for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act (“Rule 17d-1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 (the “Exemptive Application”); and

WHEREAS, the Trustee deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the authorized officers of the Fund (collectively, the “Authorized Officers,” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By:	Invesco Advisers, Inc.
Title:	Trustee

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Assistant Secretary